The Container Store Group, Inc.

500 Freeport Parkway

Coppell, Texas 75019

August 14, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Ms. Mara L. Ransom, Assistant Director

Ms. Katherine Bagley, Staff Attorney

Re:                             The Container Store Group, Inc.

Registration Statement on Form S-3 (File No. 333-225785)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-225785) (the “Registration Statement”), of The Container Store Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 16, 2018, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

The Container Store Group, Inc.

By:	/s/ Jeffrey A. Miller
Jeffrey A. Miller
Vice President and Chief Accounting Officer

cc:

Jodi Taylor, Chief Financial Officer, The Container Store Group, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Gregory P. Rodgers, Esq., Latham & Watkins LLP

[Signature Page to Acceleration Request]